UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number 001-41573

HIGH-TREND INTERNATIONAL GROUP

(Translation of registrant’s name into English)

60 Paya Lebar Road

#06-17 Paya Lebar Square

Singapore 409051

+ 1 (929) 666 0683

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

On April 27, 2026, High-Trend International Group (the “Company” or the “Registrant”) sold an unsecured promissory note (the “Note”) pursuant to a note purchase agreement to Mr. Jinyu Chang, controller of the Company and its former Chairman of the board of directors, for $2.6 million. The Note carries an annual interest rate of 5%, which is payable together with the principal one year after the date of issuance.

April 28, 2026, the Company entered into an agreement (the “Termination Agreement”) with Streeterville Capital, LLC ( “Streeterville”) whereby we paid Streeterville $4,191,247.42 as payment in full of all obligations owed by Company to Streeterville including a $3,230,000 note issued to Streeterville under pursuant to the Securities Purchase Agreement dated October 29, 2025 by and between Streeterville and the Company (the “Securities Purchase Agreement”). Pursuant to the terms of the Termination Agreement, the Securities Purchase Agreement was deemed terminated and 630,000 Class A ordinary shares of the Company (the “Pre-Delivery Shares”) will be returned to the Company.

On May 4, 2026, the Company issued a press release announcing the entry of the Termination Agreement and the cancellation of the Pre-Delivery Shares.

A copy of the press release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

This Report on Form 6-K and the information contained herein shall be deemed to be furnished and not filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and shall not be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

Forward-Looking Statements.

This Report on Form 6-K contains forward-looking statements. These statements involve risks and uncertainties that could cause actual results to differ materially, including risks relating to the satisfaction of closing conditions, the receipt of regulatory approvals (including approvals by Nasdaq), and the timing and completion of the transaction.

Exhibit Index

Exhibit No.	Description
99.1	Press Release dated May 4, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 4, 2026	HIGH-TREND INTERNATIONAL GROUP

	By:	/s/ Shixuan He
Shixuan He
Chief Executive Officer
(Principal Executive Officer)

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